

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2019

John M. Sprague
Chief Financial Officer
T2 Biosystems, Inc.
101 Hartwell Avenue
Lexington, MA 02421

> **Re:** **T2 Biosystems, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2019**
> **Exhibit No. 10.1**
> **Filed May 10, 2019**
> **File No. 001-36571**

Dear Mr. Sprague:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance